FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”)
100 – 8900 Glenlyon Parkway
Burnaby, B.C. Canada V5J 5J8

2.	DATE OF MATERIAL CHANGE

July 9, 2007

3.	PRESS RELEASE

The Company issued a news release posted on the Company’s website, and disseminated to shareholders on July 9, 2007.

4.	SUMMARY OF MATERIAL CHANGE

Response Biomedical Corporation announced that the Company has entered into an agreement with a broker pursuant to which the Company has agreed to issue and sell, by way of a bought deal private placement, an aggregate of 12,000,000 common shares of the Company at a price of $1.00 for each common share.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Response Biomedical Corporation announced that the Company has entered into an agreement with a broker pursuant to which the Company has agreed to issue and sell, by way of a bought deal private placement, an aggregate of 12,000,000 common shares of the Company at a price of $1.00 for each common share.

The broker will be paid a commission of seven percent of the gross proceeds, paid in cash on the closing date in connection with the financing. The securities issued under the private placement will have a hold period under Canadian law, National Instrument 45- 102, of four months from the closing.

This private placement financing is subject to the receipt of all necessary regulatory approvals, including the approval of TSX Venture Exchange. This offering is not available to US investors.

The common shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from registration requirements.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7.	OMITED INFORMATION

Not Applicable

8.	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Robert Pilz, Vice President, Finance and Chief Financial Officer 100 – 8900 Glenlyon Parkway Burnaby, BC V5J 5J8

Telephone: (604) 456-6010 Facsimile: (604) 456-6066

9.	DATE OF REPORT

Dated at Burnaby, B.C., this 9th day of July, 2007.